Exhibit 8.1

LIST OF SUBSIDIARIES

The Company conducts its business and owns its property interests through the four subsidiaries set out in the organizational chart below. All of the Company’s subsidiaries are 100% owned.

*Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia. A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are subject to a joint venture with Oyu Tolgoi LLC. Oyu Tolgoi LLC is owned as to 66% by Turquoise Hill Resources Ltd. and as to 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC). See “4. Information on the Company – B. Business Overview” for additional information.